(212) 318-6736

ryanjohnson@paulhastings.com

December 28, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli ETFs Trust (the “Registrant”) Registration Statement on Form N-1A 1933 Act /1940 Act File No. 333-249489 / 812-15036

Ladies and Gentlemen:

I am writing on behalf of the above-referenced Registrant, to respectfully request the withdrawal, effective immediately, of the registration withdrawal request filed on October 16, 2020, on behalf of the Registrant's above referenced registration statement. The withdrawal requests will be revised and resubmitted to include corrected information.

Therefore, the Registrant respectfully submits this application for withdrawal of Registrant's withdrawal request (Accession No. 0001193125-20-271224) filed under the EDGAR submission type N-1A.

Should you have any questions or comments regarding the filing, please do not hesitate to contact the undersigned at the number above.

Very truly yours,

/s/ Ryan Johnson

Ryan Johnson

for PAUL HASTINGS LLP

cc:	Mike R. Rosella
Vadim Avdeychik
John C. Ball
Peter Goldstein